                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT

   ITEM 1.     NAME AND ADDRESS OF COMPANY
               Kinross Gold Corporation ("Kinross" or the "Company"), 52nd Floor, 40 King St. West,
               Toronto, ON  M5H 3Y2

   ITEM 2.     DATE OF MATERIAL CHANGE
               November 15, 2004.

   ITEM 3.     NEWS RELEASE

               News release was issued by Kinross in Toronto on November 15, 2004 with respect to the material change and filed via SEDAR.

   ITEM 4.     SUMMARY OF MATERIAL CHANGE

Kinross announced that during the third quarter it changed the methodology by which it allocates the goodwill amongst its assets, and recognized a $143.0 million reduction of the goodwill associated with its Paracatu mine in Brazil, creating a net loss for the quarter of ($133.6) million as opposed to the previously reported earnings of $9.4 million.

   ITEM 5.     FULL DESCRIPTION OF MATERIAL CHANGE

Kinross announced that during the third quarter it changed the methodology by which it allocates the goodwill amongst its assets, and recognized a $143.0 million reduction of the goodwill associated with its Paracatu mine in Brazil, creating a net loss for the quarter of ($133.6) million as opposed to the previously reported earnings of $9.4 million.

When Kinross merged with TVX Gold Inc. ("TVX") and Echo Bay Mines Ltd. ("Echo Bay") on January 31, 2003 the transaction was accounted for as a purchase of the assets of TVX and Echo Bay. The purchase price had to be then allocated to the assets acquired. A calculation of the "hard asset" value was done for each property and that amount was then recorded as the tangible net book value ("book value") for those assets. The total purchase price exceeded the book value by $918.0 million and this was recorded on the balance sheet as goodwill.

The goodwill arose because the Kinross stock (like many other gold stocks), that was issued to acquire these assets, trades at a premium to the underlying net asset value. For accounting purposes, assets are valued and recorded on the books using traditional net asset valuations and, simply put, the premium is reflected in the goodwill.

Originally, Kinross allocated all of the goodwill to the Exploration and Acquisitions business unit. The methodology for allocating and testing goodwill in the gold mining industry is in a state of flux as evidenced by Emerging Issues Task Force ("EITF") bulletin 04-04, and the Company has, with input from its auditors and another independent major accounting firm, spent a great deal of time, money and effort in arriving at the current methodology. As a result of recent guidance provided in the EITF bulletin No. 04-03 and enquiries from securities regulators, Kinross has reallocated the goodwill from the Exploration and Acquisitions reporting unit to certain of the mines and development properties that were acquired in the TVX / Echo Bay transaction. Kinross has disclosed this new allocation in its third quarter financial statements, filed on SEDAR and EDGAR on November 15, 2004.

The Canadian Institute of Chartered Accountants ("CICA") Handbook section 3062 ("Goodwill and Other Intangible Assets") requires that goodwill no longer be amortized but instead be tested annually for impairment unless a "triggering event" requires earlier testing. If the goodwill recorded is higher than the implied fair value of goodwill, an impairment charge is recorded in the period.

Goodwill was tested for impairment on December 31, 2003 using both the original and revised methodology of assigning goodwill to reporting units. The value of the assets tested exceeded both book value and goodwill recorded, and no impairment was noted.

On November 9, 2004, Kinross announced the acquisition of its joint venture partner's 51% interest in the Paracatu mine in Brazil for $260.0 million. Under the accounting rules (CICA handbook section 3062) this acquisition constituted a "triggering event" which required the Company to test the goodwill associated with its 49% interest in the Paracatu mine. The book value of the 49% interest in Paracatu interest is $104.1 million and the goodwill assigned thereto is $207.0 million giving a total value of $311.1 million, which exceeds the $260.0 million paid for the 51% interest of the asset. As a general rule, acquisitions of properties for cash in the gold industry are done at lower values than corporate transactions like the merger with TVX and Echo Bay.

The Company has estimated the goodwill associated with the 49% interest in Paracatu should be reduced by at least $143.0 million. The impact of this is reflected in the financial statements filed on SEDAR and EDGAR and on Kinross' website (WWW.KINROSS.COM). Although the difference between the $260.0 million cost of the 51% of the mine to be acquired and the book value of $311.1 million assigned to the already owned 49% is only $51.0 million, the accounting rules forced Kinross to a write-down of almost three times that amount. This is because goodwill must be written down, but an implied increase in the tangible net book value of the 49% interest cannot be recognized. This goodwill reduction is a non-cash charge, which impacts earnings for the third quarter and nine months ended September 30, 2004, but does not impact cash flow.

As a result of this exercise, the Company will perform a similar analysis on the goodwill assigned to its other reporting units and any further non-cash reductions required will be recorded on completion of the analysis.

   ITEM 6.     RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT
               51-102 N/A

   ITEM 7.     OMITTED INFORMATION
               N/A

   ITEM 8.     EXECUTIVE OFFICER
               Ms. Shelley M. Riley
               Corporate Secretary
               Telephone: (416) 365-5198
               Facsimile: (416) 365-0237

   ITEM 9.     DATE OF REPORT
               November 15, 2004.

                                        KINROSS GOLD CORPORATION

                                        PER: /s/ Shelley Riley
                                                -----------------------
                                             Shelley Riley
                                             Corporate Secretary

                                                 40 King Street West, 52nd Floor
                                                            Toronto, ON  M5H 3Y2
                                                               Tel: 416 365 5123
[LOGO] KINROSS                                                 Fax: 416 363 6622
         GOLD CORPORATION                                Toll Free: 866-561-3636
--------------------------------------------------------------------------------
                                                                   PRESS RELEASE


               KINROSS RECORDS THIRD QUARTER REDUCTION OF GOODWILL


NOVEMBER 15, 2004...TORONTO, ONTARIO - KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("KINROSS") announces that during the third quarter it:

     - changed the methodology by which it allocates the goodwill amongst its assets; and

     - recognized a $143.0 million reduction of the goodwill associated with its Paracatu mine in Brazil, creating a net loss for the quarter of ($133.6) million as opposed to the previously reported earnings of $9.4 million

     - Cash flow provided from operating activities of $62.5 million remains unchanged

When Kinross merged with TVX Gold Inc. ("TVX") and Echo Bay Mines Ltd. ("Echo Bay") on January 31, 2003 the transaction was accounted for as a purchase of the assets of TVX and Echo Bay. The purchase price had to be then allocated to the assets acquired. A calculation of the "hard asset" value was done for each property and that amount was then recorded as the tangible net book value ("book value") for those assets. The total purchase price exceeded the book value by $918.0 million and this was recorded on the balance sheet as goodwill.

The goodwill arose because the Kinross stock (like many other gold stocks) that was issued to acquire these assets trades at a premium to the underlying net asset value. For accounting purposes, assets are valued and recorded on the books using traditional net asset valuations and, simply put, the premium is reflected in the goodwill.

Originally, Kinross allocated all of the goodwill to the Exploration and Acquisitions business unit. The methodology for allocating and testing goodwill in the gold mining industry is in a state of flux as evidenced by Emerging Issues Task Force ("EITF") bulletin 04-04, and the Company has, with input from its auditors and another independent major accounting firm, spent a great deal of time, money and effort in arriving at the current methodology. As a result of recent guidance provided in the EITF bulletin No. 04-03 and enquiries from securities regulators, Kinross has reallocated the goodwill from the Exploration and Acquisitions reporting unit to certain of the mines and development properties that were acquired in the TVX / Echo Bay transaction. Kinross has disclosed this new allocation in its third quarter report, filed on SEDAR and EDGAR on November 15, 2004.

The Canadian Institute of Chartered Accountants ("CICA") Handbook section 3062 ("Goodwill and Other Intangible Assets") requires that goodwill no longer be amortized but instead be tested annually for impairment unless a "triggering event" requires earlier testing. If the goodwill recorded is higher than the implied fair value of goodwill, an impairment charge is recorded in the period.


--------------------------------------------------------------------------------
THIS PRESS RELEASE INCLUDES CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, INCLUDED HEREIN, INCLUDING WITHOUT LIMITATION, STATEMENTS REGARDING POTENTIAL MINERALIZATION AND RESERVES, EXPLORATION RESULTS AND FUTURE PLANS AND OBJECTIVES OF KINROSS GOLD CORPORATION, ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE VARIOUS RISKS AND UNCERTAINTIES. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE AND ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM KINROSS' EXPECTATIONS ARE DISCLOSED UNDER THE HEADING "RISK FACTORS" AND ELSEWHERE IN KINROSS' DOCUMENTS FILED FROM TIME TO TIME WITH THE TORONTO STOCK EXCHANGE, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND OTHER REGULATORY AUTHORITIES. ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED.

Goodwill was tested for impairment on December 31, 2003 using both the original and revised methodology of assigning goodwill to reporting units. The value of the assets tested exceeded both book value and goodwill recorded, and no impairment was noted.

On November 9, 2004, Kinross announced the acquisition of its joint venture partner's 51% interest in the Paracatu mine in Brazil for $260.0 million. Notwithstanding that by all measures this is a positive acquisition for Kinross, under the accounting rules (CICA handbook section 3062) this acquisition constituted a "triggering event" which required the Company to test the goodwill associated with its 49% interest in the Paracatu mine. The book value of the 49% interest in Paracatu interest is $104.1 million and the goodwill assigned thereto is $207.0 million giving a total value of $311.1 million, which exceeds the $260.0 million paid for the 51% interest of the asset. As a general rule, acquisitions of properties for cash in the gold industry are done at lower values than corporate transactions like the merger with TVX and Echo Bay.

It is clearly counter intuitive to write-down the value of gold assets in a rising gold price environment. However, when the foregoing is taken into account and the test of the goodwill as mandated by accounting principles is applied the Company has estimated the goodwill associated with the 49% interest in Paracatu should be reduced by at least $143.0 million. The impact of this is reflected in the financial statements filed today on SEDAR and EDGAR and on Kinross' website (WWW.KINROSS.COM). Although the difference between the $260.0 million cost of the 51% of the mine to be acquired and the book value of $311.1 million assigned to the already owned 49% is only $51.0 million, the accounting rules forced Kinross to a write-down of almost three times that amount. This is because goodwill must be written down, but an implied increase in the tangible net book value of the 49% interest cannot be recognized. This goodwill reduction is a non-cash charge, which impacts earnings for the third quarter and nine months ended September 30, 2004, but does not impact cash flow.

As a result of this exercise, the Company will perform a similar analysis on the goodwill assigned to its other reporting units and any further non-cash reductions required will be recorded on completion of the analysis.

--------------------------------------------------------------------------------
For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL                TRACEY M. THOM
VICE PRESIDENT                     MANAGER
INVESTOR RELATIONS                 INVESTOR RELATIONS
Tel. (416) 365-7254                (416) 365-1362